EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities Pursuant to Long Term Incentive Plan Awards and Issue of New Long Term Incentive Plan Awards

ST HELIER, Jersey, April 10, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("the Company" or "Caledonia") (NYSE AMERICAN, AIM and VFEX: CMCL) announces that following the vesting of long-term incentive plan awards (“LTIPs”) on April 2, 2024, which were awarded under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the "Plan"), a total of 335 common shares of no par value in the Company are being issued to members of staff within the Company's group (none of whom are "Persons Discharging Managerial Responsibility" ("PDMRs") within the meaning of the Market Abuse Regulation (EU) No. 596/2014), including in the form of Zimbabwe depositary receipts in respect of such shares, on or about April 12, 2024.

The Plan was established in 2015 and LTIPs have been awarded since then to increase alignment between Caledonia's management’s performance and shareholders’ expectations, and to improve employee incentivisation and retention.

Application has been made by Caledonia for the admission of depositary interests representing the shares to trading on AIM and it is anticipated that trading in such securities will commence on or about April 12, 2024.

Following issue of the shares pursuant to the vesting LTIPs, the Company will have a total number of shares in issue of 19,194,860 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Caledonia further announces that on April 8, 2024 it granted new LTIPs to 100 members of staff in the group, of which 69 are based in Zimbabwe. Of the LTIPs awarded, PDMRs are (or will be in the case of Mr Mufara) receiving the following awards:

Name of PDMR	Position	Value
Mark Learmonth	Director and Chief Executive Officer	US$479,722.50
Victor Gapare	Executive Director	US$200,417.37
Chester Goodburn	Chief Financial Officer	US$138,586.50
James Mufara	Chief Operations Officer	US$135,218.98[1]

The LTIPs are in the form of Performance Units ("PUs") as defined in the Plan. The vesting date for the PUs awarded to PDMRs shall be the first business day in April 2027 (whereas LTIPs for non-executives vest in tranches of a third each year in April).

The number of PUs awarded is equal to the monetary value of the award divided by the "Fair Market Value" (as defined in the Plan) of the Company's shares, being the greater of (i) the closing price of Caledonia's shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia's shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of US$10.91 for PUs awarded on April 8, 2024.

The final number of PUs which vest on maturity of the awards (in April 2027 for PUs awarded to PDMRs, and in tranches in April 2025, 2026 and 2027 for non-executives) will be adjusted to reflect the actual performance of the Company in terms of various operating metrics including gold production at Blanket Mine, improvement in the amount of resources and reserves at Blanket Mine, success at the Company’s exploration projects and the development of the Bilboes sulphide project, subject to certain minimum and maximum thresholds.

Each PU that vests entitles the PDMR to receive one Caledonia common share (or a security representing a share) on the maturity of the award. Shares that are issued to PDMRs pursuant to vesting PUs are subject to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation. LTIPs awarded to non-executives entitle the awardee to opt for the cash value of the vesting PUs rather than shares, or a combination.

Further to the announcement on April 8, 2024 concerning Mr Mufara being appointed as the new Chief Operating Officer from May 1, 2024, Mr Mufara will receive, as soon as possible after his employment commences, or, if later, after the end of any current closed period during which his employment commences, a number of Restricted Share Units pursuant to the Plan (“RSUs”) with a value of 5 million South African Rands to compensate him for foregoing long term incentive plan awards granted by his previous employer. The number of RSUs awarded will be at the “Fair Market Value” at the time of grant. The RSUs have no performance requirement other than continued employment and will vest on September 30, 2024, or on the next applicable date that is not within a closed period. Dividends paid during the vesting period will be reinvested in additional RSUs. Each RSU that vests will entitle Mr Mufara to receive one Caledonia common share (or a security representing a share) on the maturity of the award. Shares that are issued are subject, similarly to PUs, to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation.

1 Note that Mr Mufara’s award will be made as soon as possible after his employment commences, or, if later, after the end of any current closed period during which his employment commences. His award of PUs is prorated to reflect that his employment is due to commence on May 1, 2024 i.e. is therefore reduced by 4 months of a total performance period of 36 months.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39